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File No. 040006-0000

11 July 2005



SEC MAIL PROCESSING
RECEIVED
WASH., D.C.
192
SECTION

SUPPL

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Yara: New initiative reduces harmful emissions" and dated 30 June, 2005.

Feel free to call me with any questions on +44 207 710-1016.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

PROCESSED



SEC MAIL PROCESSING
RECEIVED
JUL 13 2005
WASH., D.C.
192
SECTION



Yara: New initiative reduces harmful emissions

Oslo (2005-06-30): Today sees the launch of a significant environmental initiative that will reduce harmful heavy transport emissions in Norway and Europe during the forthcoming years. Yara now offers AdBlue, an environment friendly solution that will enable compliance with the EU's environmental requirements coming into force in October.

EU's Euro IV environmental requirements will also apply to Norway and will comprise all new heavy vehicles on the road. Each year thousands of heavy vehicles such as lorries and buses drive through towns and densely populated areas, resulting in substantial emissions of the environmentally unfriendly gases NO and NO2, also called NOx which may cause respiratory diseases. Regarding air pollution in large cities, it is believed that NO2 and airborne particles are the most detrimental to health.

Today, Yara and Hydro Texaco opened Norway's first filling station for AdBlue in Oslo. During the next 2-3 years the network of stations offering Yara's AdBlue solution will develop into a European wide network. AdBlue is a liquid that removes a high percentage of the NOx emissions from diesel engines with the aid of a catalytic converter. The secondary treatment of exhaust emissions converts harmful emissions into harmless water vapour and nitrogen that are natural constituents of the air that we breathe. The opening of the new AdBlue station in Oslo represents the launch of an environmental initiative that will result in cleaner air in those places where people live and travel. It will also make it easier for Norway to attain its national target of a 30% reduction in NOx emissions by the year 2010. When the EU Euro V emission regulations are implemented in October 2009, NOx emissions from new heavy vehicles must be reduced by 60% compared to present levels.

"This is primarily a red-letter day for the environment. By opening the first AdBlue filling station in Norway, we are ready to help the transport industry in complying with the EU's new, strict environmental requirements, resulting in cleaner air in areas through which heavy vehicles travel. Our ambition is to make AdBlue available throughout Europe, so that lorries and buses can easily become environment friendly in line with the new requirements," says President and CEO of Yara, Thorleif Enger.

Several interested parties, such as vehicle manufacturers and chemical companies, have joined forces to develop technology designed to meet the new environmental requirements. Most lorry manufacturers, such as Mercedes, Volvo, DAF, Iveco, Renault and MAN have opted for a technology that calls for an upgraded special type of urea fertilizer in order to reduce emissions. Yara is Europe's leading producer of urea, and the company has participated actively in the longstanding work undertaken to develop the environmental alternative that is now being launched across Europe. Already this year five new filling stations in Norway will be opened for Yara's AdBlue solution. These are included in a network of new filling stations which Yara and the company's partners have already opened in the Netherlands, Germany and Great Britain, and more will follow in the near future.

Contact

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865

E-mail **egil.hogna@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
www.yara.com
